EXHIBIT 99.38

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                  TSX: GGG
May 13, 2004                                                             GGG.wt


                     GLENCAIRN REPORTS FIRST QUARTER RESULTS


Glencairn Gold Corporation is pleased to report its results for the three-month period ended March 31, 2004. Consolidated financial statements for the first quarter of 2004 (Q1/04) can be viewed on our web site at wANwm lenca1mgo1d.com and have been filed on SEDAR (www.sedar.com). All currency figures are in US$.

"The first quarter of 2004 was one of transition for Glencaim," said President and CEO Kerry Knoll. "We initiated ambitious capital investment and exploration programs on all of our properties during the quarter, including those acquired in our business combination with Black Hawk Mining last year, and we expect to realize benefits from those investments as the year progresses."

Highlights

     o    Sales up 43% to $4.2 million
     o Working capital at March 31, 2004 of $32.5 million, including cash of $29.3 million
     o $20.4 million equity issue completed to fund construction of the Bellavista Mine
     o    Construction at Bellavista progressing on schedule and within budget


RESULTS OF OPERATIONS

The Limon Mine in Nicaragua was the Company's only operation during Q1/04 and throughout 2003, and all sales and cost of sales relate to that mine.

Gold production during Q1/04 was 11,038 ounces at a cash operating cost of $297 per ounce. This was about 1,100 ounces below the Company's planned production and $40 above planned cost per ounce for the quarter. The decline in production from original estimates was largely because limited mine development during 2003 resulted in lower grade areas being mined during Q1/04.

In Q1/04, gold sales were up by 1,240 ounces to 10,436 ounces compared to Q1/03. Sales increased by 43% to $4.2 million as the Company's average realized price per ounce in Q1/04 increased to $407, up $119 compared to Q 1/03. The Company benefited from higher spot prices in 2004. Also much of the Q1/03 sales were sold under hedging contracts at lower than the then current spot prices. All of the Company's hedge commitments were completed in June 2003 and the Company plans to remain unhedged in the future.

Cost of sales increased by $924,000 or 34% in the Q1/04 compared to Q1/03. Cash operating costs per ounce sold increased to $346 from $292 in 2004 compared to 2003. In addition to the cost increase from lower grade discussed above, the cash operating cost component of the 4,126 ounces in


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opening  inventory was $376 per ounce.  This  inventory was produced in December
2003 but sold during Q1/04 and contributed to the cash operating cost increase.

Operations have improved steadily since Glencaim acquired the mine through the merger with Black Hawk Mining in October, 2003, and Glencaim still expects to meet its originally budgeted production of 53,000 ounces for 2004. The Company expects 2004 cash operating costs will be somewhat higher than the $228 per ounce originally planned largely as a result of the lower than expected grades year to date. In the month of March, production was 4,549 ounces, and operating costs were $240 per ounce. Development constraints are being addressed and mining is expected to move into higher-grade areas in future. A small open pit deposit recently discovered a few hundred metres from the mill site will also help make up any production shortfall.

Exploration activities increased significantly in the Q1/04 to $767,000 from $185,000 in Q1/03 due to increased exploration activity as the Company proceeds with several exploration programs in Nicaragua and Canada, including 55,000 metres of diamond drilling that were announced in a news release dated Jan. 16, 2004.

Construction of the Bellavista Mine commenced in December 2003 and is on schedule and on budget. Leaching operations will commence in 2004 and delivery of the first gold bars is expected in early 2005 with completion expected in April 2005. Investing activities in Q1/04 were $6,335,000 compared to $68,000 in Q1/03, with most of the 2004 expenditures for construction at Bellavista. Once in commercial production, scheduled for early 2005, Bellavista is designed to produce 60,000 ounces of gold per year at a cash operating cost of $163 per ounce over a minimum 7.3-year mine life. Glencairn is considering using a contractor for the mining at Bellavista, which will reduce construction costs by approximately $4-$5 million but will increase operating costs.

Working capital at March 31, 2004, was $32.5 million, including cash of $29.3 million, compared with $19.7 million at December 31,2003. The increase in cash and working capital was largely due to a public offering in Q1/04 of 34.5 million units, each unit consisting of a share and a half warrant that raised net proceeds of $20.4 million. The warrants were listed for trading in Q1/04 on the Toronto Stock Exchange (TSX) under the trading symbol GGG.wt.

Also in Q1/04, Kevin Drover joined the Company as Chief Operating Officer. Mr. Drover brings 30 years of international mining experience to the Company.

To find out more about Glencaim Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

SELECTED FINANCIAL INFORMATION
                                                 Q1/04           Q1/03

Gold sales (ounces)                             10,436            9,196
Average spot gold price ($/oz)                    $408             $352
Average realized price ($/oz)                     $407             $288
Cash operating cost ($/oz)                        $346             $292
Sales                                           $4,245           $2,967

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Cost of sales                                   $3,611           $2,687
Net loss                                        $2,742             $904
Loss per share - basic and diluted               $0.02            $0.02
Cash at end of period                          $29,302          $14,903
Working capital at end of period               $32,505          $19,736



Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21 E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.